

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

David Chen
President
808 Renewable Energy Corporation
850 Tidewater Shores Loop, Suite 402
Bradenton, Florida 34208

Re: 808 Renewable Energy Corporation
Amendment No. 4 to Registration Statement on Form 10-12G
Filed February 24, 2022
File No. 000-56313

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey M. Stein, Esq.